

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 28, 2007

<u>Via U.S. Mail and Facsimile</u>

Paul G. Laird, President
New Frontier Energy, Inc.
1789 W. Littleton Blvd
Littleton, Colorado

   Re: New Frontier Energy, Inc.
     Amendment No. 1 to Schedule 14A filed March 15, 2007
     File No. 0-50472

Dear Mr. Laird:

   We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

1.   We note your response to prior comment 1 and do not concur. You recently completed your last fiscal year on February 28, 2007. Therefore, you are required to comply with the executive compensation disclosure requirements, as amended. We refer you to Release No. 34-54302A, which provides that "compliance is required for any proxy or information statements filed on or after December 15, 2006 that are required to include Item 402 and 404 disclosure for fiscal years ending on or after December 15, 2006." Given that you are seeking the approval of the Company's 2007 Omnibus Long Term Incentive Plan, you are required to comply with Item 8 of Schedule 14A, which requires the inclusion of Item 402 of Regulation S-B information. In turn, Item 402 requires the inclusion of compensation information for the last two completed fiscal years. Accordingly, we reissue prior comment 1. Our analysis extends to the disclosure provided in response to prior comment 3.

Employment Agreements, page 7

2.   We reissued prior comment 4 in part. Please disclose the amount of time that Mr. Laird and Mr. Bates devote to your operations.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

  ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, the undersigned (202) 551-3740 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: C. Moncada-Terry